Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 28, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.

ESH Hospitality, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed October 22, 2013

File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated October 25, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013, September 20, 2013, October 8, 2013 and October 22, 2013 (the “Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. Changed pages reflecting the updated disclosure (as described below) to be included in the Registrants’ next amendment to the Registration Statement are attached hereto as Exhibit A.

General

1.	We continue to consider you response to comment 3 in our letter dated October 18, 2013 and may have further comment.

Response:

The Registrants acknowledge that the Staff may have further comment.

ESH REIT Distribution Policy, page 57

Expected Distributions, page 58

Securities and Exchange Commission October 28, 2013 Page 2 of 4

2.	Please revise to discuss whether the anticipated source of the distributed cash will be from operations of Extended Stay America, Inc, ESH Hospitality, Inc or both. In addition, please revise to clarify whether distributions will be paid by Extended Stay America, Inc, ESH Hospitality, Inc or both. In your response tell us the quarterly and annual expected distribution for each company and the respective distribution rates. Please also provide a separate calculation of cash available for distribution for ESH Hospitality, Inc.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure to indicate that the Registrants expect to pay the anticipated distribution from cash flow generated by ESH REIT. The Registrants have revised the disclosure to provide a calculation of cash available for distribution for ESH REIT and a calculation of cash available for distribution for the Company on a consolidated basis.

3.	We note your statement that “income and cash flows from operations for the twelve months ending December 31, 2013 will be substantially the same as the income and cash flows from operations for the twelve months ended December 31, 2012.” However, we also note your significant hotel renovation efforts, the fact that net earnings and cash provided by operating activities for the six months ended June 30, 2013 has increased approximately 129% and 90% respectively, and the fact that ESH Hospitality, Inc. will enter into new lease agreements with Extended Stay America, Inc as part of the pre-IPO transactions. Given these changes, please tell us how the Company was able to conclude that historical results are sufficiently indicative of future results so as to provide a reasonable basis for the estimated dividend.

Response:

As noted in the Registrants’ response to Comment 4 below, the Registrants have revised the calculation of cash available for distribution to provide estimated CAD for the twelve months ended June 30, 2014. Since the estimate now includes ESH REIT’s pro forma results for the six months ended June 30, 2013, the estimate includes the Registrants’ hotel renovation efforts and ESH REIT’s net earnings and cash provided by operating activities during such period. The Registrants note that, as described in the pro forma financial statements for ESH REIT, the pro forma net income of ESH REIT has been adjusted to give effect to the entry into amended lease agreements between the Registrants.

As described in the Registration Statement, the Registrants believe their capital investments are driving significant room rate and EBITDA growth and incremental RevPAR market share gains, and that a significant amount of the return from their capital investments is still expected to be realized. The Registrants further note for the Staff that hotel operating margins have grown from year-to-year. As the pro forma historical results presented do not give effect to the expected growth and hotel operating margins have been improving, the Registrants believe their estimate of CAD to be conservative and factually supportable, and therefore a meaningful and appropriate basis from which they can project cash available for distribution.

Securities and Exchange Commission October 28, 2013 Page 3 of 4

4.	Please revise your calculation of cash available for distribution to provide estimated CAD for the twelve months ended June 30, 2014 beginning your calculation with pro forma net income for the twelve months ended June 30, 2013.

Response:

In response to the Staff’s comment, the Registrants have revised the calculation of cash available for distribution to provide estimated CAD for the twelve months ended June 30, 2014, beginning the calculation with ESH REIT’s pro forma net income for the twelve months ended June 30, 2013.

5.	Please explain to us in greater detail how you determined your adjustments to add pro forma debt extinguishment costs, pro forma restructuring expenses and non-recurring income tax expense to net earnings are required to calculate cash available for distribution.

Response:

In response to the Staff’s comment, the Registrants have removed pro forma restructuring expenses and non-recurring income tax expense from the calculation of cash available for distribution. The Registrants respectfully advise the Staff that the pro forma debt extinguishment costs added to the adjustments reflect only non-cash expenses associated with ESH REIT’s November 2012 debt refinancing. The Registrants believe that this is an appropriate adjustment to cash available for distribution.

6.	Please clarify why your estimate of capital expenditures is limited to required capex and not based on the greater of historical recurring capex (typically based on a three year average) or estimated recurring capex.

Response:

The Registrants have revised their estimate of capital expenditures to include ESH REIT’s estimated recurring capex. Recurring capex includes the estimated amount of maintenance capex required to be funded pursuant to ESH REIT’s management and loan agreements, or 4.0% of room and other hotel revenues, which the Registrants believe is a reasonable estimate for ongoing hotel improvements and is typical in the hotel industry. Also included in the Registrants’ estimate of recurring capex is $10 million of recurring capital expenditures for information technology and other projects. The Registrants intend to finance additional capital expenditures related to their hotel reinvestment program with cash on hand, cash flow from operations and/or borrowings under the ESH REIT revolving credit facility and Company revolving credit facility, each of which will be entered into concurrently with the consummation of the offering. The Registrants expect that there will be sufficient free cash flow to repay any borrowings under the revolving credit facilities within one year of any draws. Additionally, to date, returns on the hotel reinvestment program have been in excess of the cost of debt capital. Accordingly, because historical capex includes capital expenditures related to the Registrants’ hotel reinvestment program, the Registrants believe that it is more appropriate to present estimated recurring capex as described above.

Securities and Exchange Commission October 28, 2013 Page 4 of 4

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

4